M. Timothy Elder

Direct Tel: (404) 815-3532

Direct Fax: (404) 685-6832

telder@sgrlaw.com

February 2, 2017

VIA EDGAR TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Schedule TO-I/13E-3 filed January 10, 2017

File No. 005-03600

Dear Ms. Chalk:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (“SunLink” or the “Company”) this response to your letter of January 23, 2017 with respect to the Company’s Schedule TO-I/13E-3 filed January 10, 2017 (the “Schedule TO-I/13E-3”) pursuant to your review thereof. The Company has also amended its Schedule TO-I/13E-3 including the Offer to Purchase. The Staff’s comments are reproduced below in bold text with the Company’s response below the comments.

Schedule TO-I/13E-3 – Exhibit (a)(1)(A) Offer to Purchase

1.	Refer to Rule 13e-3(e)(1)(ii). Revise the Offer to Purchase to provide the information required by Items 7, 8 and 9 of Schedule 13E-3 in a prominently disclosed “Special Factors” section near the front of the disclosure document.

As discussed with the Staff and as indicated in the Offer to Purchase (page 2-3, page10, page 18-20, and page 26), the Company cannot predict whether the number of record holders accepting the Offer would be sufficient to permit the Company to deregister as a public company but could have that effect. In response to the Staff’s comments 1, 2, and 3 and as discussed, the Company has amended the heading “THE OFFER” to read “THE OFFER AND SPECIAL FACTORS” and has amended the heading to Section 2 to read “Special Factors; Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

the Offer; Other Plans or Proposals”. Section 2 discusses each of the matters required by Items 7, 8, and 9 of Schedule 13E-3. The Company also has amended and supplemented Section 2 to add the following additional text to Section 2 immediately after the heading:

As discussed below, the purpose of the Offer is to return cash to the Company’s shareholders. However, this Section 2 also addresses “special factors” applicable in the event the Company becomes eligible to deregister its shares and subsequently chooses to become a private company. The purpose of any such deregistration would likely would be to reduce the Company’s expenses and reduce management distractions associated with being a public company. See—“Potential Effects of a Potential Deregistration Subsequent to the Offer” in this Section 2. The estimated out-of-pocket cost savings described in such subsection of this Section 2 represent, in the view of the Company, the minimum costs of SunLink being a public company. As stated in—“Other Plans or Proposals,” the Company currently has no definitive plans or proposals for any extraordinary transaction. The Company believes its size, the underperforming nature of its existing operations, the changed nature of the healthcare business, its relative lack of capital resources, the thin, relatively illiquid, market for its common shares, the fact that the shares have traded below book value and management’s informal estimate of liquidation value, and, in the view of the Board, the value determined to be fair in connection with the Offer, all do not make the Company, in the abstract, a particularly attractive vehicle with which to make acquisitions or as a merger candidate. Thus, if after the Offer the Company were to become eligible to deregister its shares and in the judgment of the Board, the benefits of becoming a private company outweighed the benefits of remaining a public company, the Company may choose to deregister its shares. SunLink estimates it could save approximately $500,000 in annual out-of-pocket costs associated with being a public company. For a break-down of such estimated savings, refer to—“Potential Effects of a Potential Deregistration Subsequent to the Offer.” The timing of any deregistration would be dependent on the eligibility of the Company to deregister its shares at a date in the future, and the future assessment of the Board as to then current circumstances and whether such circumstances differ from those existing today. In evaluating any going private determination, the Board can be expected to examine the then profitability of the Company’s then existing businesses, the Company’s then current liquidity and capital resources, the attractiveness of the Company as a public company in pursuing new businesses or extraordinary transactions, and the benefits versus the costs of maintaining some additional degree of liquidity for shareholders merely by virtue of being a listed, publicly traded and reporting company.

Potential material effects of a potential deregistration subsequent to the Offer include reduced costs, relief from the reporting requirements of the Securities Exchange Act of 1934, less shareholder access to information (although the Company currently intends to provide annual audited financial statements to shareholders, there would be no requirement that it do so), the

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

delisting of the common shares from the NYSE MKT, and a reduction in liquidity of the trading market for the Company’s common shares. See—“Potential Effects of a Potential Deregistration Subsequent to the Offer”. The tax consequences of the Offer to Purchase are described in Section 13—“Material U.S. Federal Income Tax Consequences.” Deregistration of the Company’s common shares subsequent to the Offer would not have any material U.S. federal income tax consequences solely as a result thereof.

The Board considered several alternative methods of returning cash to shareholders: (i) a tender offer open to all holders; (ii) a dividend, and (iii) open market repurchases. Open market repurchases were considered and rejected due to, among other factors, the relative illiquidity of the market, the regulatory uncertainty as to whether such purchases could be viewed as a step in a going private transaction, and uncertainty as to whether such transactions could be conducted at all in light of the regulatory requirements associated with a transaction which could have the effect of causing the Company to go private. Payment of a dividend was considered and rejected because it did not enhance liquidity for shareholders seeking to exit their investment in the Company, would not offer the possibility of capital gain or loss treatment for income tax purposes to accepting individual shareholders, and did not offer the potential for reducing the Company’s ongoing costs by reducing the number of shareholders, especially the number of odd lot holders. Also favoring a tender offer was the fact that a tender offer open to all holders had also been suggested to the Company in unsolicited communications from several shareholders at the time of the Company’s 2013 odd lot tender offer and that a shareholder’s determination to tender or not tender in the Offer is purely voluntary. Management did not recommend and the Board did not consider a reverse stock split, a reorganization through a cash-out merger or a reclassification of shares because of the necessity under the Company’s charter of obtaining the approval of at least 66-2/3% of all outstanding shares and because, in any event, the purpose of the Offer was to return cash to shareholders rather than a specific effort to reduce the number of shareholders of record to permit deregistration of the Company’s common shares.

Management recommended and the Board determined to conduct the Offer to Purchase at the current time in light of the increase in cash available to the Company as a result of asset dispositions to a level sufficient to fund a tender offer of meaningful size to all shareholders, the absence of contractual restrictions on utilizing cash to fund an offer, and the absence of a consensus on the Board as to what might be potential attractive investments including management and the Board’s belief that there currently are not attractive new investments available to the Company in the Company’s hospital or specialty pharmacy lines of business.

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

Purpose of the Offer; Certain Effects of the Offer…, page 15

2.	The disclosure here states that the Board “has reviewed a variety of alternatives” to the current offer for “using the Company’s available financial resources.” Describe the alternatives the Board considered for returning cash to shareholders. See Item 1013(b) of Regulation M-A.

Please refer to the response to Comment No. 1.

3.	State the reasons for undertaking the Offer at this time. See Item 1013(c) of Regulation M-A.

Please refer to the response to Comment No. 1.

Fairness of the Offer, page 20

4.	Here or in the preceding section, expand to discuss how the Board arrived at the Offer price in light of the following statement on page 20: “In fixing the Purchase Price, the Board did not believe that the factors it considered enabled it to establish or that it could establish a single definitive valuation of a ‘fair price’ or even a range of fair prices.”

The Company supplementally advises the Staff that the Board followed the same procedure in setting the offer price as it followed in setting the offer price for the 2013 odd lot offer. In connection with such 2013 Offer, the Staff commented: “We note that the board did not engage a financial advisor in connection with this going private transaction. Explain how the board of directors set the offer price and the amount of the bonus for odd lot holders tendering all of their shares into the offer. Please be specific.” In response to the Staff’s comment, the Company added the text represented by the subject sentence in the current Staff comment and ending with the last full sentence on page 20 of the Offer to Purchase. Thereafter, the Staff had no additional comments on the language that is the subject of the current comment. In addition to the modification in response to Comment 5, the Offer to Purchase has been revised to modify the subject sentence to read as follows:

In fixing the Purchase Price, the Board, in the exercise of its business judgment, did not believe that the factors it considered enabled it to establish or that it could establish a single definitive valuation of a “fair price” or even a range of fair prices, particularly in light of the small number of assets driving valuations and potential results, and the absence of any definitive proposals, negotiations or draft agreements with regard to any potential disposition of any assets of the Company.

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

5.	Where you list the factors “not favoring the fairness of the Offer,” explain why you have not included the fact that the Purchase Price is significantly below the liquidation value of $1.91-$2.21 per share recently determined by management at the Board’s request (see page 23 – last paragraph).

The Company has amended the Offer to Purchase to add the following bullet point:

•	Although the Purchase Price was determined without regard to a specific determination of value, the Purchase Price is below management’s current informal estimates of a potential range of liquidation value as discussed below which is subject to numerous qualifications there described.

6.	In the same section on page 21 in the first bullet point where you describe the Purchase Price as “substantially below the book value per share of the Company, include the book value per share figure to which you are comparing the Purchase Price.

In response to the Staff’s comment, the Company has amended the bullet point on page 21 to read:

The Purchase Price is substantially below the book value per share of the Company ($2.39 per share at September 30, 2016).

7.	Your discussion of the fairness of the Purchase Price focuses on features of the Affordable Care Act and how it impacts the Company and its peer group. (see page 22 of the offer materials). In light of recent developments regarding the ACA and questions about its future and scope, explain how the Board as assessed these developments and how (if at all) they impact its determination as to fairness.

In response to the Staff’s comment, the Company has amended the subsection of the Offer to Purchase entitled “The Purchase Price is substantially below the current book value per share of the Company” is hereby amended to add after the seventh sentence thereof the following:

Although the Board was generally aware of various assertions with respect to ACA by the new President, the Company is unable to determine the nature or scope of any such repeal, whether, in substance, in whole or in part, the timing thereof, or the nature of any replacement. As noted above, neither Georgia nor Mississippi (the states in which the Company’s hospital and nursing homes are located) elected to expand Medicaid coverage pursuant to the ACA so that the Company does not expect any benefits to it from a repeal thereof. The Board did not believe material modifications of the ACA would change its view about the future prospects of rural hospitals.

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

Additional Background to the Offer—Developments After the 2013 Odd Lot Offer, page 25

8.	On page 26, you disclose that the Company has engaged advisors to assist it in an evaluation the possible sale of its specialty pharmacy business. In addressing our comments above regarding the reasons for the timing of the Offer, please expand to address how the possibility of the sale and the timing of the sale factored into the Board’s decision, including with respect to its fairness analysis.

The Company has amended the Offer to Purchase to add the following additional disclosure to the Offer to Purchase after the disclosure referenced in the Staff’s comment and immediately prior to the subheading “Other Plans or Proposals”:

The possibility of any future asset disposition or dispositions did not influence the timing of the Offer. As disclosed in this Offer to Purchase: (i) prior asset sales have enhanced the Company’s cash position and allowed it to pay down indebtedness and resulted in a cash balance sufficient to allow it to make an offer which would provide a meaningful liquidity to the Company’s shareholders and (ii) there are no current definitive plans or proposals that relate to or would result in the sale of a material amount of assets of SunLink. Likewise, the Company does not believe any transaction with respect to its specialty pharmacy business currently is “probable” within the meaning of Article 11 of Regulation S-X or that a reasonable estimate of any possible sale price and terms could be made at this time. Accordingly, the possibility of the sale of the specialty pharmacy business, its price and terms, if sold, and any timing of such a sale did not factor into the Board’s decision as to the timing of the Offer to Purchase or the fairness of the Offer or otherwise. In particular, a potential sale of the Company’s specialty pharmacy business did not factor into the Board’s decision with respect to its fairness determination.

See also response to Comment 9.

9.	Explain why you have not provided disclosure about the advisor and any report prepared by such advisor pursuant to Item 1015 of Regulation M-A. Note that a written report that falls within the scope of Item 1015 must be summarized in considerable detail in the disclosure document pursuant to Item 1015(b)(6) and must be filed as an exhibit pursuant to Item 1016(c) of Regulation M-A. We may have additional comments after reviewing your response.

Although the Offer to Purchase states that the Board did not obtain any appraisals or engage financial advisors to perform an analysis to determine the liquidation value, the Company has amended its Schedule TO-I/13E-3 to affirmatively state under Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations that “Neither the Company nor to its knowledge after due inquiry any affiliate of the Company has received any report, opinion or appraisal from an outside party that is materially related to the Offer to Purchase or any potential subsequent Rule 13e-3 transaction, including, but not limited to: any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the Offer to Purchase or any potential subsequent Rule 13e-3 transaction to the issuer or any such affiliate or to security holders who are not affiliates.” Accordingly, no report has been filed. However, in addition to the disclosure being added in response to Comment 8, the Company has amended the Offer to Purchase to add the following additional disclosure to the Offer to Purchase immediately after the disclosure added in response to Comment No. 8:

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

The Board’s Strategic Alternatives Committee met on May 23, 2016; June 27, 2016; and July 15, 2016 to evaluate, among other things, the specialty pharmacy business and its performance. From May 2016 to July 2016, the Company interviewed three potential advisors with respect to an engagement regarding a potential sale of the Company’s specialty pharmacy business. One of the potential advisors included in its presentation an unsolicited “effort to value” the specialty pharmacy business. The candidate’s confidential presentation relevant to potential valuation was presented on a single page without supporting data and such candidate wrote: “It should be noted that we do not have full balance sheet information and we had to make very broad assumptions on working capital needs, capital expenditures, and depreciation.” Such candidate presented the following chart and asserted “we believe the valuation expectations should be in the range of ~$10M which is an implied multiple of approximately 6x-7x adjusted EBITDA.”

Present value of cash flows				Terminal value				Firm value
Discount rate				Discount rate				Discount rate
15.0%	17.5%	20.0%	+	15.0%	17.5%	20.0%	=	15.0%	17.5%	20.0%

				6,395.1	4,785.9	3,692.3		11,546.1	9,643.6	8,283.0
5,151.0	4,857.7	4,590.7		6,683.9	4,967.6	3,813.7		11,834.9	9,825.2	8,404.4
				6,997.9	5,162.2	3,942.4		12,148.9	10,019.9	8,533.1

On July 11, 2016, the Company engaged one of the three candidates (hereinafter, the “Business Broker”) pursuant to the terms of an engagement letter. The engagement letter provided that the Business Broker would prepare an information memorandum for potential buyers but did not undertake to value the specialty pharmacy business in connection with the Offer or subsequent to its engagement. The Company disclosed in its annual report on Form 10-K for the year ended June 30, 2016 and filed on September 29, 2016 that “The Company believes its specialty pharmacy business continues to under-perform, and the Company has engaged advisors to assist it in evaluating the possible sale of its specialty pharmacy business and one medical office building.” In connection with such engagement, although the Business Broker provided the “effort to value” referred to above, the Business Broker was not asked to prepare or provide nor did the Business Broker prepare or provide any report, opinion or appraisal with respect to the valuation of the assets of the Company’s specialty pharmacy business after its engagement or in connection with the Offer. Subsequent to the date of the commencement of the Offer, on January 19, 2017, the Business Broker provided the Company with two separate preliminary, non-binding expressions of interest with respect to portions of the specialty pharmacy business aggregating in a potential purchase price of approximately $11.8 million before transaction costs, expenses, adjustments, and taxes, and informed the Company of the possibility of the receipt of an additional non-binding expression of interest with respect to the specialty pharmacy business as a whole. On February 2, 2017, the Business Broker informed the Company that the potential additional non-binding expression of interest with respect to the Company as a whole speciality pharmacy business would not be forth coming. As of February 2, 2017, no additional expression of interest has been

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

received by the Company. No letters of intent or purchase agreements have been proposed by any such parties. All expressions of interest are subject to the potential acquirers’ due diligence, none of which had commenced as of February 2, 2017. Neither the Strategic Alternatives Committee nor the Board has made any determination as to the probability of consummation of any individual transaction or multiple transactions. The Company is unable to determine the likelihood of its receipt of any letter of intent or contract with terms acceptable to it or whether its specialty pharmacy business will be sold either in whole or in part, including the timing of any transaction or transactions. Likewise, neither the Strategic Alternatives Committee nor the Board has made any decision whether to pursue a single transaction or multiple transactions. In the event the Company were to pursue multiple transactions, because of potentially more favorable terms, a piecemeal sale of the specialty pharmacy business would be expected to present greater execution risks and “post-sale risks” than a single transaction. Disposition of a portion of the specialty pharmacy business could result in materially higher transaction costs or make the disposition of the other portions of the business more difficult or materially more expensive and could subject the Company to additional post-sale liabilities relating to, among others, the disposition of facilities and reductions in staff and costs necessary to manage such liabilities. Similarly, potential prices and terms in such transaction or transactions are subject to due diligence and negotiation. Finally, the net amounts realized from any such transaction or transactions may be offset in whole or in part by the inability of the Company to realize amounts, if at all, on the disposition of other assets. Accordingly, management has not revised its informal estimate of the range of potential liquidation value (which did not rely on any third-party estimates with respect to the specialty pharmacy business) and the Board concluded that the fact that any transaction or transactions with respect to the disposition of the specialty pharmacy business were not currently probable and hence did not alter its earlier estimation of the fairness of the purchase price.

See also the response to Comment 8 above.

Closing Comments

The Company draws to the Staff’s attention to the fact that the amendment to the Schedule TO also includes the following and related disclosures:

Subsequent to January 10, 2017, two directors of the Company informed the Company that they or their affiliates had reconsidered their earlier determination not to tender shares in the Offer. Ms. Brenner informed the Company that Ms. Brenner and/or her immediate family and related entities intend to tender an aggregate of 45,357 common shares into the Offer. Ms. Brenner also informed the Company that Fortuna Asset Management, LLC, an investment advisory firm of which Ms. Brenner is the President, anticipates that certain of its clients would direct Fortuna to tender an aggregate of 49,245 additional common

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

February 2, 2017

shares. Finally, Mr. Thornton informed the Company that CareVest Capital, LLC, an entity of which Mr. Thornton owns 100% of the voting interests, would tender an aggregate of 29,800 common shares into the Offer. No other officers or directors of the Company intend to tender any shares in the Offer, and the Company is not aware of any other affiliates that intend to tender any shares in the Offer.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:fls

Enclosure

cc:	Robert M. Thornton, SunLink

Mark J. Stockslager, SunLink

Howard E. Turner, Esq.